UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

OPSWARE INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
68383A101
(CUSIP Number)
Marc L. Andreessen and J.P. Morgan Trust Company, N.A., Co-Trustees c/o J.P. Morgan Trust Company. N.A. 1999 Avenue of the Stars, 26th Floor Los Angeles, CA 90067 (310) 860-7055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 17, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.	Marc L. Andreessen
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
			(b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	PF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	0
Owned by
Each Reporting	9.	Sole Dispositive Power	0
Person With
	10.	Shared Dispositive Power	0

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	0%
14.		Type of Reporting Person (See Instructions)	IN

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed by Marc L. Andreessen (“Mr. Andreessen”) and Michael G. Mohr (a former co-Trustee for the Trusts) on September 28, 2001 (the “Schedule 13D”), as amended by Amendment No. 1 filed on March 9, 2006, Amendment No. 2 filed on January 3, 2007 and Amendment No. 3 filed on August 14, 2007.

Item 1.	Security and Issuer

This Amendment relates to the Common Stock, par value $0.001 per share, of Opsware Inc., a Delaware corporation (“Opsware”). The principal executive offices of Opsware are located at 599 N. Mathilda Avenue, Sunnyvale, California 94085.

Item 2.	Identity and Background

This Amendment is being filed on behalf of Mr. Andreessen, a natural person.

Prior to the completion of the Merger (described in more detail below, under Item 4), Mr. Andreessen was member of the Board of Directors and a principal stockholder of Opsware. Mr. Andreessen’s business address is c/o Opsware Inc., 599 N. Mathilda Avenue, Sunnyvale, California 94085. Mr. Andreessen, during the last five years, has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Andreessen is a citizen of the United States.

Mr. Andreessen and J.P. Morgan Trust Company, N.A. (the “Trust Company”) are the Trustees of the Andreessen 1996 Living Trust (the “Living Trust”). The Living Trust was formed for the benefit of Mr. Andreessen and the purpose of estate planning. The Living Trust was organized under the laws of the State of California. The principal office of the Living Trust is c/o J.P. Morgan Trust Company, N.A., 1999 Avenue of the Stars, 26th Floor, Los Angeles, CA  90067.  In accordance with the terms of the Living Trust (and prior to the completion of the Merger), Mr. Andreessen exercised sole voting and dispositive power over the shares of Opsware held in the Living Trust.

Mr. Andreessen and the Trust Company are the Trustees of the 1996 Andreessen Charitable Remainder Trust dated February 1, 1996 (the “Charitable Trust”). The Charitable Trust was formed for the benefit of Mr. Andreessen and the purpose of estate planning. The Charitable Trust was organized under the laws of the State of California. The principal office of the Charitable Trust is c/o J.P. Morgan Trust Company, N.A., 1999 Avenue of the Stars, 26th Floor, Los Angeles, CA  90067. In accordance with the terms of the Charitable Trust (and prior to the completion of the Merger), Mr. Andreessen and the Trust Company shared voting and dispositive power over the shares of Opsware held in the Charitable Trust.

Item 3.	Source and Amount of Funds or Other Consideration

There are no changes to the information previously set forth in Item 3, except that (as noted on Schedule A attached hereto in response to Item 5(c)), upon closing of the Merger, all options exercisable for shares of Opsware Common Stock held by Mr. Andreessen vested in full and were cancelled and exchanged for a cash payment equal to the number of shares of Opsware Common Stock underlying such options, multiplied by the difference between the per share exercise price and the per share merger consideration of $14.25.

Item 4.	Purpose of Transaction

As noted in prior amendments, on July 20, 2007, Opsware entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hewlett-Packard Company (“HP”) and Orca Acquisition Corporation, a wholly-owned subsidiary of HP (“Purchaser”). Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer for all outstanding shares of Opsware’s Common Stock. In order to induce HP and Purchaser to enter into the Merger Agreement, Mr. Andreessen, along with the other directors and executive officers of Opsware (and certain of their affiliated persons, including, in the case of Mr. Andreessen, the Trusts), in their capacities as stockholders of Opsware (the “Subject Stockholders”), each entered into Tender and Stockholder Support Agreements (the “Tender Agreements”) with HP and Purchaser concurrently with the execution and delivery of the Merger Agreement. Subject to the terms and conditions of the Tender Agreements, Mr. Andreessen and the other Subject Stockholders agreed to tender the shares beneficially owned by them in the tender offer and to vote their shares in favor of the adoption of the Merger Agreement. The tender offer was completed on September 17, 2007, and on September 21, 2007, Purchaser was merged with and into Opsware, with Opsware surviving as a wholly owned subsidiary of HP (the “Merger”). As a result of the completion of the tender offer and the Merger, neither Mr. Andreessen nor the Trusts have any remaining beneficial ownership of any securities of Opsware.

Except as set forth in this Item 4 or Item 6 below, Mr. Andreessen currently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items 5(c) and (e) are hereby replaced in their entirety by the following:

(c)
Transactions in the Common Stock of Opsware effected by Mr. Andreessen since Mr. Andreessen’s most recent filing on Schedule 13D are described in Schedule A attached hereto and incorporated herein by reference.

(e)
If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  (X).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the description of the Merger and the Tender Agreements in Item 4 above.

Except as set forth in this Schedule 13D, Mr. Andreessen does not have any contract, arrangement, understanding or relationship with any other person with respect to any security of Opsware.

Item 7.	Material to Be Filed as Exhibits

No additional materials are being filed as Exhibits to this Amendment.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	September 24, 2007
/s/ Marc L. Andreessen
Signature
		Print Name	Marc L. Andreessen

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE A

Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction

9/17/07	5,458,785	$14.25	Disposition (1)

9/17/07	1,438,000	$14.25	Disposition (2)

9/21/07	50,000(3)	$10.00(3)	Disposition (3)

9/21/07	57,000(3)	$7.93(3)	Disposition (3)

9/21/07	75,000(3)	$5.80(3)	Disposition (3)

9/21/07	400,000(3)	$8.22(3)	Disposition (3)

9/21/07	400,000(3)	$1.85(3)	Disposition (3)

9/21/07	1,000,000(3)	$3.68(3)	Disposition (3)

(1)
These shares were tendered by the Living Trust for cash in the tender offer, pursuant to the Tender Agreements described in Item 4. Mr. Andreessen has separately reported these dispositions on a Form 4 pursuant to Section 16 of the Exchange Act.

(2)
These shares were tendered by the Charitable Trust for cash in the tender offer, pursuant to the Tender Agreements described in Item 4. Mr. Andreessen has separately reported these dispositions on a Form 4 pursuant to Section 16 of the Exchange Act.

(3)
These amounts relate to options exercisable for Opsware Common Stock held by Mr. Andreessen. Upon closing of the Merger, Mr. Andreessen’s options vested in full and were cancelled and exchanged for a cash payment equal to the number of shares of Opsware Common Stock underlying such options, multiplied by the difference between the per share exercise price and the per share merger consideration of $14.25. Mr. Andreessen has separately reported these dispositions on a Form 4 pursuant to Section 16 of the Exchange Act.